Nasdaq Regulation

William Slattery
Vice President
Listing Qualifications

<u>By Electronic Mail</u>

January 10, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 10, 2020 The Nasdaq Stock Market (the "Exchange") received from Super Micro Computer, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Common stock, par value $0.001 per share


We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery